

Mail Stop 3720

September 8, 2015

Daniel Solomita
Chief Executive Officer
First American Group Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> **Re:** **First American Group Inc.**
> **Form 8-K**
> **Filed June 30, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We issued comments to you on the above captioned filing on July 27, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **September 22, 2015**.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Thomas E. Puzzo